UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K/A
Amendment No. 1

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
or

[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________.

Commission File Number:   0-11733

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

Explanatory Note

This amendment to our Annual Report on Form 11-K for the fiscal year ended December 31, 2005 is being filed to include the consent of the Plan’s former Independent Registered Public Accounting Firm, Ernst &Young LLP, Exhibit 23.2, and the Report of the Plan’s Independent Registered Public Accounting Firm, Ernst & Young LLP, for the year ended December 31, 2004. These items were inadvertently omitted from the original filing of the Form 11-K.

This amendment does not reflect events occurring after the filing date of the original Form 11-K and does not modify or update the disclosures in the original Form 11-K, other than the additions noted above.

City Holding Company
401(k) Plan and Trust

Form 11-K/A

Year Ended December 31, 2005

Required Information

The City Holding Company 401(k) Plan and Trust (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Gibbons & Kawash
Charleston, WV

June 29, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors
City Holding Company

We have audited the accompanying statement of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the Plan) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Charleston, West Virginia
June 15, 2005

City Holding Company
401(k) Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Cash and cash equivalents	$31,700	$52,887
Accrued interest and earnings	–	–
Investments at fair value:
Mutual and commingled funds	17,522,000	11,721,589
Common stock of City Holding Company	15,496,931	17,533,854
Participant loans	1,128,369	979,957
Total assets	34,179,000	30,288,287

Accrued expenses and other liabilities	7,127	6,869
Payable to participants	3,151	3,151
Net assets available for benefits	$34,168,722	$30,278,267

See accompanying notes.

City Holding Company
401(k) Plan and Trust

Statements of Changes in Net Assets Available for Benefits

December 31, 2005

Additions
Investment income:
Net appreciation in fair value of investments	$646,668
Interest and dividends	496,663
1,143,331

Contributions:
Contributions from employer	542,481
Contributions from employees	1,405,689
1,948,170
Total additions	3,091,501

Deductions
Withdrawals and benefits paid directly to participants	2,993,140
Administrative expenses	18,600
Total payments and expenses	3,011,740

Transfer from Classic Bancshares, Inc. Employees Savings & Profit Sharing Plan and Trust	3,810,694
Net increase	3,890,455

Net assets available for benefits:
Beginning of year	30,278,267
End of year	$34,168,722

See accompanying notes.

City Holding Company
401(k) Plan and Trust

Notes to Financial Statements

December 31, 2005

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company 401(k) Plan and Trust (the Plan) are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments. The market value of cash equivalents approximates cost.

Investments

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock’s quoted trade price. Investments in mutual and commingled funds are valued at the Plan’s proportionate share of the quoted fair value of net assets in each fund as of December 31, 2005 and 2004. The participant loans are valued at their outstanding balances, which approximate fair value.

Each participant may designate the percentage of his or her contributions to be invested into any of the investment options, offered by the Plan.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

City Holding Company
401(k) Plan and Trust

Notes to Financial Statements

December 31, 2005

2. Description of Plan

The following description of the Plan provides general only information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the Company) who are eligible for participation in the plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Company’s contribution consists of a 50% match of the first 6% of each eligible participant’s contribution as directed by the participant's investment elections. If a participant does not elect investment options, all contributions are invested in the default fund, as defined in the Plan agreement.

Participant Accounts

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $21,000 and $110,000 in 2005 and 2004, respectively, of participant account balances rolled-over from previous employer plans. Participants may elect, on an annual basis, to have the dividends on their investment in Plan sponsor stock to be paid directly to the participant or reinvested in the participant’s account in the Plan sponsor stock.

Vesting

Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.

City Holding Company
401(k) Plan and Trust

Notes to Financial Statements

December 31, 2005

2. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate. Participant assets are utilized to pay administrative fees associated with processing participant loans. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Benefits, representing each participant’s share in the Plan, are generally payable upon the participating employee’s death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

3. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 6, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

City Holding Company
401(k) Plan and Trust

Notes to Financial Statements

December 31, 2005

4. Related Party Transactions

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan’s assets.

5. Investments

During 2005, the Plan’s investments (including investments purchased and sold as well as those held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation in Fair
Value of Investments

Mutual and commingled funds	$766,162
Common stock	(119,494)
Total	$646,668

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2005	2004

* City Holding Company common stock	$15,496,931	$17,533,854
Federated Capital Preservation Fund	6,821,143	4,053,402
American Funds American Balanced Fund	2,294,653	1,976,645
Federated Capital Appreciation Fund	1,515,925	1,588,929

* Party-in-interest

City Holding Company
401(k) Plan and Trust

Notes to Financial Statements

December 31, 2005

6. Plan Transfers

Effective May 20, 2005, the Company acquired Classic Bancshares, Inc. (Classic), and the employees of Classic were then merged into the Plan. The participant assets of $3,810,694 in Classic’s previous plan were then transferred to the Plan based upon the investment elections of the participants.

City Holding Company
401(k) Plan and Trust

Plan: 002 EIN: 550619957

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

	(b)	(c)		(e)
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment		Current Value

	Common Stock:
*	City Holding Company common stock	431,069	Shares	$15,496,931

	Investments in mutual or commingled funds:
	Federated Capital Appreciation Fund	60,444	Units	1,515,925
	Federated Capital Preservation Fund	682,114	Units	6,821,143
	Federated Kaufmann Fund	272,086	Units	1,523,682
	Federated Short-Term Income Fund	99,399	Units	830,976
	Federated Max-Cap Index Fund	27,490	Units	679,279
	Federated Stock Trust Fund	18,810	Units	587,811
	Federated Total Return Bond Fund	40,175	Units	423,841
	American Funds American Balanced Fund	128,913	Units	2,294,653
	American Funds EuroPacific Growth Fund	21,957	Units	892,099
	American Funds Washington Mutual Investor Fund	3,631	Units	111,731
	American Funds AMCAP Fund	11,903	Units	226,747
	Alger Large Cap Growth Institutional Fund	31,843	Units	418,421
	Baron Small Cap Fund	51,605	Units	1,195,692
				17,522,000

	Cash and cash equivalents:
	Cash			8,584
	Federated Government Obligation Money Market Fund	23,116	Units	23,116
				31,700
		Interest at 5%-10%, maturing through
	Participant Loans	April 2018		1,128,369
	Accrued Interest and Earnings			-

	Total			$34,179,000

	Column (d) cost, has been omitted, as investments are participant directed.
*	Indicates a party-in-interest to the Plan.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

City Holding Company 401(k) Plan and Trust

By:	/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator

June 29, 2006